# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Happy City Holdings Ltd., CIK 0002046656
CUSIP: G4337R109
Title of class of securities: @Class A Ordinary Shares of no par value
Address of issuer's principal executive offices: 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0002109990
Persons authorized to receive notices and communications: Suk Yee, Kwan, 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000, 65 97151351

## Reporting persons
- Suk Yee, Kwan (CIK 0002109990): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (40.3% of the class)
  Comment: [1] Happy City Group Limited, a British Virgin Islands business company, holds 12,000,000 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible into Class A ordinary shares. Happy City Group Limited is owned as to 51%, 12%, 25%, and 12% by Jantin Investments Group Limited, Po Yuk Yeung, Un Si Hoi, and Wai Bun Mui, respectively. Suk Yee Kwan and Tak Shing Lam own 70% and 30%, respectively, of the equity interests in Jantin Investments Group Limited. Ms. Kwan is the spouse of Mr. Lam. By virtue of this relationship, Ms. Kwan and Mr. Lam share voting and dispositive power over the ordinary shares of Happy City held by Happy City Group Limited and are deemed to be the beneficial owners of the ordinary shares held by Happy City Holdings Limited.
  
  [2] The calculation above is based on 29,772,000 ordinary shares issued and outstanding as of March 12, 2026, consisting of 17,772,000 Class A ordinary shares and 12,000,000 Class B ordinary shares, which are convertible into Class A ordinary shares.
- Tak Shing Lam (CIK 0002109996): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (40.3% of the class)
  Comment: [1] Happy City Group Limited, a British Virgin Islands business company, holds 12,000,000 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible into Class A ordinary shares. Happy City Group Limited is owned as to 51%, 12%, 25%, and 12% by Jantin Investments Group Limited, Po Yuk Yeung, Un Si Hoi, and Wai Bun Mui, respectively. Suk Yee Kwan and Tak Shing Lam own 70% and 30%, respectively, of the equity interests in Jantin Investments Group Limited. Ms. Kwan is the spouse of Mr. Lam. By virtue of this relationship, Ms. Kwan and Mr. Lam share voting and dispositive power over the ordinary shares of Happy City held by Happy City Group Limited and are deemed to be the beneficial owners of the ordinary shares held by Happy City Holdings Limited.
  
  [2] The calculation above is based on 27,772,000 ordinary shares issued and outstanding as of March 12, 2026, consisting of 17,772,000 Class A ordinary shares and 12,000,000 Class B ordinary shares, which are convertible into Class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: @Class A Ordinary Shares of no par value
Name of issuer: Happy City Holdings Ltd.
Address of issuer's principal executive offices: 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mr. Tak Shing Lam and Ms. Suk Yee Kwan (together, the "Reporting Persons").
Residence or business address: The principle business address for the Reporting Persons is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: Mr. Tak Shing Lam is the chair of the Board and Director of the Company and Ms. Suk Yee Kwan is the Chief Executive Officer and Director of the Company
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Mr. Tak Shing Lam: Hong Kong
Ms. Suk Yee Kwan: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons are pre IPO shareholders. Mr. Tak Shing Lam and Ms. Suk Yee Kwan each used their Personal Funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are pre-IPO shareholders of the issuer. The Reporting Persons acquired with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Happy City Group Limited holds 12,000,000 Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are convertible into Class A Ordinary Shares. Happy City Group Limited is owned as to 51%, 12%, 25%, and 12% by Jantin Investments Group Limited, Po Yuk Yeung, Un Si Hoi, and Wai Bun Mui, respectively. Suk Yee Kwan and Tak Shing Lam own 70% and 30%, respectively, of the equity interests in Jantin Investments Group Limited. Ms. Kwan is the spouse of Mr. Lam. By virtue of this relationship, Ms. Kwan and Mr. Lam share voting and dispositive power over the ordinary shares of Happy City held by Happy City Group Limited and are deemed to be the beneficial owners of the ordinary shares held by Happy City Holdings Limited. Collectively, the Reporting Persons represent 40.3 % of the outstanding Class A Ordinary Shares. The foregoing disclosure is based on 17,772,000 issued and outstanding Class A Ordinary Shares and 12,000,000 issued and outstanding Class B Ordinary Shares, which are convertible into Class A Ordinary Shares, as of the date of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Tak Shing Lam
Sole Voting Power: 0
Class A Ordinary Shares Shared Voting Power: 12,000,000
Sole Dispositive Power: 0
Shared Dispositive Power: 12,000,000

Ms. Suk Yee Kwan
Sole Voting Power: 0
Class A Ordinary Shares Shared Voting Power: 12,000,000
Sole Dispositive Power: 0
Shared Dispositive Power: 12,000,000
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer, including with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

In connection with the incorporation of the Issuer, on July 4, 2024, Happy City Holdings Limited issued one (1) ordinary share to its sole shareholder, Happy City Group Limited, for consideration of US$1. On August 14, 2024, the Issuer effected a share split of its issued and outstanding shares at a ratio of 4,000,000-for-1, resulting in Happy City Group Limited holding 4,000,000 ordinary shares. On September 13, 2024, the Issuer effected a further share split at a ratio of 3-for-1, resulting in Happy City Group Limited holding 12,000,000 ordinary shares.

On March 4, 2025, the Issuer's shareholders approved a reclassification of the Issuer's authorized share capital into Class A ordinary shares and Class B ordinary shares. Pursuant to this reclassification, the 12,000,000 ordinary shares held by Happy City Group Limited were redesignated into 12,000,000 Class B Ordinary Shares. Happy City Group Limited has not transferred any of its shares since incorporation.

## Signatures
- Suk Yee, Kwan: /s/ Suk Yee Kwan, Suk Yee Kwan (03/16/2026)
- Tak Shing Lam: /s/ Tak Shing Lam, Tak Shing Lam (03/16/2026)